UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                 Amendment No. 2

                         NEW YORK BAGEL ENTERPRISES, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                  64938P 10 7
                                (CUSIP Number)

                               February 14, 1999
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          __ Rule 13d-1(b)
          __ Rule 13d-1(c)
           X Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (3-98)

1. Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only)

    Paul T. Sorrentino

2.  Check the Appropriate Box if a Member of a Group:

    (a) __
    (b) __

3.  SEC Use Only

4.  Citizenship or Place of Organization:   U.S.A.

Number          5.  Sole Voting Power: 570,918
of Shares
Beneficially    6.  Shared Voting Power:  -0-
Owned by Each
Reporting       7.  Sole Dispositive Power: 570,918
Person
With:           8.  Shared Dispositive Power:  -0-

9.  Aggregate Amount Beneficially Owned by Each Reporting Person: 570,918

10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
     Not Applicable

11.  Percent of Class Represented by Amount in Row (11): 12.2%*

12.  Type of Reporting Person (See Instructions): IN

Item 1. (a) Name of Issuer:  New York Bagel Enterprises, Inc.

        (b) Address of Issuer's Principal Executive Offices:
            115 East 8th Street
            Stillwater, Oklahoma 74074

Item 2. (a) Name of Person Filing: Paul T. Sorrentino

        (b) Address of Principal Business Office or, if none, Residence:

             115 East 8th Street
             Stillwater, Oklahoma 74074

        (c) Citizenship:  U.S.A.

        (d) Title of Class of Securities:  Common Stock

        (e) CUSIP Number:  64938P 10 7

Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

        Not applicable

Item 4. Ownership.

        (a) Amount Beneficially Owned: 570,918

        (b) Percent of Class: 12.2%*

        (c) Number of shares as to which such person has:

           (i)  sole power to vote or to direct the vote: 570,918

           (ii) shared power to vote or to direct the vote:  -0-

           (iii)sole power to dispose or to direct the disposition of: 570,918

           (iv) shared power to dispose or to direct the disposition of:  -0-


Item 5. Ownership of Five Percent or Less of a Class.

        Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

        Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

        Not applicable

Item 8. Identification and Classification of Members of the Group.

        Not applicable

Item 9. Notice of Dissolution of Group.

        Not applicable

Item 10.Certification.

        Not applicable


* Based on the total number of shares of Common Stock outstanding on November 10, 1998 (the date of the Issuer's most recent Form 10-QSB filed with the Securities and Exchange Commission).


                                  SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  February 12, 1999
                                                  Date

                                                  /s/ PAUL T. SORRENTINO
                                                  Signature

                                                  Paul T. Sorrentino
                                                  Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).